Exhibit 20
George Westinghouse Technology Center
Building 801 — 1386 Beulah Road
Pittsburgh, Pennsylvania 15235
(800) 972-7341

Company Contact:
Chris Witty	John C. Regan, Chairman & CEO
Lippert/Heilshorn & Associates, Inc.	412-243-3200
212-838-3777
cwitty@lhai.com
FOR IMMEDIATE RELEASE
PDG Environmental Announces Second Quarter Results
Reports Income of $0.02 per Share on Revenue Growth of 18.8%
PITTSBURGH, PA, September 14, 2007 — PDG Environmental, Inc. (OTC BB: PDGE), a leading provider of environmental remediation and specialty contracting services, today reported financial results for the fiscal second quarter and six months ended July 31, 2007.
Revenue for the quarter was $26.6 million, up 18.8% from the $22.4 million reported in the second quarter of fiscal 2007 and an increase of 22.8% from the $21.7 million in the first fiscal quarter of 2008. In tandem with the rise in revenue, PDGE’s field margin improved to $6.8 million from $6.4 million last year and $6.5 million in the fiscal 2008 first quarter. EBITDA (earnings before interest, taxes, depreciation and amortization) increased to $1.7 million in the second quarter of fiscal 2008 versus $0.2 million for the comparable period in fiscal 2007. SG&A and other direct costs totaled $5.8 million, or 21.7% of revenue, down from $6.4 million, or 28.7% of revenue, last year. The company reported net after-tax income of $0.5 million, or $0.02 per diluted share, compared with a net loss of $(1.2) million, or $(0.06) per diluted share, in the second quarter of fiscal 2007. In the second quarter of fiscal 2008, PDG Environmental recorded non-cash accounting costs of $0.15 million related to its July 2005 private placement versus $0.9 million last year. The second quarter of fiscal 2007 also included $0.3 million in one-time charges related to employee fraud, while the current quarter included other income of $0.2 million largely related to the partial insurance recovery from the fraud claim. Fully diluted shares outstanding rose to 21.3 million from 19.9 million in fiscal 2007 due to the conversion of preferred stock to common and the exercise of stock options and warrants.
For the six months ended July 31, 2007, revenue rose to $48.3 million, up 24.6% versus the $38.8 million recorded during the same period in the prior fiscal year. The company’s field margin increased to $13.3 million from $10.5 million in fiscal 2007. EBITDA improved to $3.0 million from a negative $(1.6) million last year. PDG Environmental reported net after-tax income of $0.8 million for the six month period, or $0.04 per diluted share, compared with a net loss of $(3.4) million, or $(0.18) per share, last year. The non-cash accounting cost of the July 2005 private placement totaled $0.4 million versus $1.7 million in fiscal 2007. Fiscal 2007 also included $0.6 million in one-time charges related to employee fraud, while fiscal 2008 included other income of $0.15 million largely related to the partial insurance recovery from the fraud claim. Fully diluted shares outstanding rose to 21.1 million from 19.1 million in fiscal 2007.
“PDG Environmental again performed well this quarter, marking solid progress in our operations and recording our highest revenue ever in a three month period,” said John C. Regan, chairman and chief executive officer of PDG Environmental. “The Company’s backlog remains above $50 million — testimony to our increased sales and marketing efforts — and, even with a thus far light hurricane season, our reconstruction business is back on track — with the backlog in that segment at record levels. Our streamlined infrastructure remains right-sized to meet the

Company’s revenue targets in the second half, and we will closely monitor our operations to make additional modifications as necessary to optimize margins.”
Conference Call
PDG Environmental will host a conference call on September 14, 2007 at 11:00 a.m. Eastern. During the call, John C. Regan, Chairman and Chief Executive Officer, and Nick Battaglia, Chief Financial Officer, will discuss the Company’s quarterly performance and financial results. The telephone number for the conference call is (888) 804-7108.
Investors will be able to access an encore recording of the conference call for one week by calling (800) 642-1687, conference ID# 14677150. The encore recording will be available two hours after the conference call has concluded.
The company makes use of EBITDA (earnings before interest, taxes, depreciation and amortization) as a financial measure which it believes is a useful performance indicator. EBITDA is not a recognized term under generally accepted accounting principles, or “GAAP,” and should not be considered as an alternative to net income/(loss) or net cash provided by operating activities, which are GAAP measures. A reconciliation of EBITDA to net income/(loss) appears at the end of this release, as do both actual results for the quarter and year-to-date periods.
About PDG Environmental
PDG Environmental, Inc., headquartered in Pittsburgh, PA, is a leading provider of specialty contracting services including asbestos abatement, mold remediation, emergency response, demolition and reconstruction to commercial, industrial and governmental clients nationwide. With over twenty years experience, PDG Environmental has 13 offices capable of responding to customer requirements coast to coast. For additional information, please visit www.pdge.com.
Safe Harbor Statement under Private Securities Act of 1995: The statements contained in this release, which are not historical facts, may be deemed to contain forward-looking statements, including, but not limited to, deployment of new services, growth of customer base, and growth of service area, among other items. Actual results may differ materially from those anticipated in any forward-looking statement with regard to magnitude, timing or other factors. Deviation may result from risk and uncertainties, including, without limitation, the company’s dependence on third parties, market conditions for the sale of services, availability of capital, operational risks on contracts, and other risks and uncertainties. The company disclaims any obligation to update information contained in any forward-looking statement.
— Tables to follow —

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED OPERATIONS
(UNAUDITED)

	For the Three Months Ended July 31
	2007	2006
		Restated

Contract Revenues	$26,638,000	$22,428,000

Job Costs	19,815,000	16,032,000

Field Margin	6,823,000	6,396,000

Other Direct Costs	2,782,000	3,102,000

Gross Margin	4,041,000	3,294,000

Selling General & Administrative expenses	2,991,000	3,324,000

Income (Loss) From Operations	1,050,000	(30,000)

Other Income (Expense):
Interest Expense	(309,000)	(251,000)
Non-cash interest expense for preferred dividends and accretion of discount	(219,000)	(891,000)
Non-recurring charge employee fraud		(251,000)
Interest and other income	147,000	8,000

	(381,000)	(1,385,000)

Income (Loss) Before Income Taxes	669,000	(1,415,000)

Income Tax (Benefit) Provision	164,000	(182,000)

Net Income (Loss)	$505,000	$(1,233,000)

Per share of common stock:
Basic	$0.02	$(0.06)

Dilutive	$0.02	$(0.06)

Earnings per share calculation:
Average common share equivalents outstanding	20,588,000	19,875,000

Average dilutive common share equivalents outstanding	759,000	—

Average common share and dilutive common equivalents outstanding	21,347,000	19,875,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
RECONCILIATION OF EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (“EBITDA”)
(UNAUDITED)

	For the Three Months Ended July 31
	2007	2006
		Restated

Net Income (Loss)	$505,000	$(1,233,000)

Income Tax Provision (Benefit)	164,000	(182,000)

Interest Expense	309,000	251,000

Non-cash interest expense for preferred dividends and accretion of discount	219,000	891,000

Depreciation and Amortization	473,000	428,000

EBITDA	1,670,000	155,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED OPERATIONS
(UNAUDITED)

	For the Six Months Ended July 31
	2007	2006
		Restated

Contract Revenues	$48,338,000	$38,796,000

Job Costs	35,049,000	28,256,000

Field Margin	13,289,000	10,540,000

Other Direct Costs	5,555,000	6,100,000

Gross Margin	7,734,000	4,440,000

Selling General & Administrative expenses	5,805,000	6,256,000

Income (Loss) From Operations	1,929,000	(1,816,000)

Other Income (Expense):
Interest Expense	(580,000)	(470,000)
Non-cash interest expense for preferred dividends and accretion of discount	(429,000)	(1,675,000)
Non-recurring charge employee fraud		(598,000)
Interest and other income	152,000	8,000

	(857,000)	(2,735,000)

Income (Loss) Before Income Taxes	1,072,000	(4,551,000)

Income Tax (Benefit) Provision	253,000	(1,158,000)

Net Income (Loss)	$819,000	$(3,393,000)

Per share of common stock:
Basic	$0.04	$(0.18)

Dilutive	$0.04	$(0.18)

Earnings per share calculation:
Average common share equivalents outstanding	20,546,000	19,085,000

Average dilutive common share equivalents outstanding	585,000	—

Average common share and dilutive common equivalents outstanding	21,131,000	19,085,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
RECONCILIATION OF EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (“EBITDA”)
(UNAUDITED)

	For the Six Months Ended July 31
	2007	2006
		Restated

Net Income (Loss)	$819,000	$(3,393,000)

Income Tax Provision (Benefit)	253,000	(1,158,000)

Interest Expense	580,000	470,000

Non-cash interest expense for preferred dividends and accretion of discount	429,000	1,675,000

Depreciation and Amortization	934,000	854,000

EBITDA	3,015,000	(1,552,000)

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	July 31,	January 31,
	2007	2007
	(unaudited)
ASSETS

Current Assets
Cash and cash equivalents	$267,000	$158,000
Contracts receivable, net	28,108,000	21,257,000
Costs and estimated earnings in excess of billings on uncompleted contracts	5,462,000	5,607,000
Inventories	669,000	553,000
Prepaid income taxes	—	271,000
Deferred income tax asset	915,000	915,000
Other current assets	639,000	534,000

Total Current Assets	36,060,000	29,295,000

Property, Plant and Equipment	11,883,000	11,352,000
Less: accumulated depreciation	9,340,000	8,795,000

	2,543,000	2,557,000

Goodwill	2,619,000	2,651,000
Deferred Income Tax Asset	2,454,000	2,565,000
Contracts Receivable, Non Current	500,000	500,000
Intangible and Other Assets	5,360,000	5,686,000

Total Assets	$49,536,000	$43,254,000

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$9,092,000	$7,403,000
Billings in excess of costs and estimated earnings on uncompleted contracts	4,393,000	3,421,000
Accrued income taxes	35,000	—
Current portion of long-term debt	385,000	322,000
Accrued liabilities	5,181,000	4,007,000

Total Current Liabilities	19,086,000	15,153,000

Long-Term Debt	13,044,000	12,161,000

Series C Redeemable Convertible Preferred Stock	2,979,000	2,550,000

Total Liabilities	35,109,000	29,864,000

Stockholders’ Equity
Common stock	414,000	411,000
Common stock warrants	1,628,000	1,628,000
Additional paid-in capital	19,460,000	19,245,000
Retained Earnings (deficit)	(7,037,000)	(7,856,000)
Less treasury stock, at cost	(38,000)	(38,000)

Total Stockholders’ Equity	14,427,000	13,390,000

Total Liabilities and S$ockholders’ Equity	$49,536,000	$43,254,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS
(UNAUDITED)

	For the Six Months Ended July 31,
	2007	2006
		Restated

Cash Flows From Operating Activities:

Net income	$819,000	$(3,393,000)
Adjustments to Reconcile Net Income to Cash:
Depreciation and Amortization	934,000	854,000
Deferred Income Taxes	111,000	(532,000)
Interest expense for Series C preferred stock accretion of discount	429,000	1,675,000
Loss on sale of fixed asses and equity investment	—	5,000
Stock based compensation	149,000	163,000
Provision for uncollectable accounts	(39,000)	40,000

Changes in Assets and Liabilities Other than Cash:
Contracts receivable	(6,812,000)	(55,000)
Costs and Estimated Earnings in Excess of Billings on uncompleted contracts	145,000	(1,910,000)
Inventories	(116,000)	(29,000)
Prepaid/accrued income taxes	306,000	(231,000)
Other current assets	878,000	160,000
Accounts payable	1,689,000	460,000
Billings in excess of costs and estimated earnings on uncompleted contracts	972,000	634,000
Accrued liabilities	795,000	749,000

Total Changes in Assets and Liabilities Other than Cash	(2,143,000)	(222,000)

Net Cash Provided by (Used in) by Operating Activities	260,000	(1,410,000)

Cash Flows From Investing Activities:
Purchase of property, plant and equipment	(365,000)	(403,000)
Proceeds from sale of equity investment and fixed assets		34,000
Increase in other assets	(58,000)	(50,000)

Net Cash Used by Investing Activities	(423,000)	(419,000)

Cash Flows From Financing Activities:
Proceeds from deb3134000	960,000	2,514,000
Proceeds from exercise of stock options and warrants	69,000	792,000
Payment of premium financing liability	(572,000)	(687,000)
Principal payments on debt	(185,000)	(73,000)

Net Cash Provided by Financing Activities	272,000	2,546,000

Change in cash and cash equivalents	109,000	717,000
Cash and cash equivalents, beginning of period	158,000	230,000

Cash and Cash Equivalents, end of period	$267,000	$947,000

Supplementary disclosure of non-cash Investing and Financing Activity:
Increase in goodwill and accrued liabilities for contingent liability	(32,000)	301,000
Financing of annual insurance premium	$983,000	$1,157,000
Non-Cash purchase of fixed assets financed through capital lease	$176,000	$—